Date: January 26, 2021

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Re:	Deseo Swimwear Inc.
Amendment No. 5 to Registration Statement on Form S-1 Filed January 14, 2021 File No. 333-249308

In response to your letter dated January 22, 2021, the following information, corresponding sequentially to the paragraph in your letter, is hereby submitted on behalf of Deseo Swimwear Inc. (the “Company”).  Amendment No. 6 to the Form S-1 is being filed concurrently with this letter.

            The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s January 22, 2021 letter in italicized text immediately before our response.

Amendment No. 1 to Registration Statement Form S-1

Executive Compensation, page 23

1.      Please update to include your executive compensation for fiscal year ended December 31, 2020

RESPONSE: We have revised our disclosure to include executive compensation for fiscal year ended December 31, 2020.

Sincerely,

/s/ Suzanne Cope

Suzanne Cope, President